UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER: 1-4825

WEYERHAEUSER 401(k) PLAN

WEYERHAEUSER COMPANY

A Washington Corporation

220 Occidental Avenue South

Seattle, Washington 98104

Telephone: (206) 539-3000

Financial Statements and Exhibit

Item 4: Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser 401(k) Plan statements of net assets available for benefits as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, together with report of Independent Registered Public Accounting Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEYERHAEUSER 401(k) PLAN
Date:	June 27, 2019

By:	/s/ Sharon Dusek
Sharon Dusek
Chairman
Administrative Committee

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Administrative Committee and Participants

Weyerhaeuser 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Weyerhaeuser 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplementary information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington

June 27, 2019

We have served as the Plan’s auditor since 2015

WEYERHAEUSER 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

(Dollar amounts in thousands)

	2018	2017
Plan interest in the Performance Share Plan Master Trust:
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	$—	$187,283
Shares of registered investment company funds	—	531,230
Shares of collective trust funds	—	1,285,220
Participant directed investments at contract value:
Synthetic Guaranteed Investment Contracts	—	214,301
Pending Trades and other	—	(65)
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	115,855	—
Shares of registered investment company funds	484,314	—
Shares of collective trust funds	1,120,048	—
Participant directed investments at contract value:
Synthetic Guaranteed Investment Contracts	199,212	—
Pending Trades and other	(554)	—
Notes receivable from participants	573	1,215
Net assets available for benefits	$1,919,448	$2,219,184

See accompanying notes to financial statements.

WEYERHAEUSER 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

(Dollar amounts in thousands)

Contributions:
Company matching	$20,249
Participant Pre-Tax and Roth	44,707
Participant Rollovers	10,059
Total contributions	75,015
Net investment income/(loss) from the Weyerhaeuser Company 401(k) and Performance Share Plan Master Trust	(148,151)
Interest income on participant loans	37
Deductions:
Benefits paid to participants	226,637
Net increase (decrease)	(299,736)
Net assets available for benefits:
Beginning of year	2,219,184
End of year	$1,919,448

See accompanying notes to financial statements.

WEYERHAEUSER 401(k) PLAN

Notes to Financial Statements

December 31, 2018 and 2017

(1)	Description of the Plan

The following description of the Weyerhaeuser 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description and Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Salaried or hourly employees of Weyerhaeuser Company (the Company) or a participating subsidiary, defined as a corporation in which the Company or one of its subsidiaries own voting stock, are eligible to participate in the Plan. Employees subject to collective bargaining agreements are eligible only if the terms of their agreement expressly provide for participation.

The Plan is administered by the Administrative Committee made up of certain Company employees. The Investment Committee has investment oversight and responsibility for all investment matters. Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. Vanguard investment transactions qualify as party-in-interest transactions. Invesco acts as the investment manager for the Weyerhaeuser Stable Value Fund. Weyerhaeuser Stable Value Fund investments may be invested in Invesco Group Trust for Retirement Savings funds, a group trust for which Invesco National Trust Company serves as trustee and investment manager.  As a result, Invesco investment transactions qualify as party-in-interest transactions.

The Plan includes both a traditional and a Roth contribution option. Traditional contributions are made on a pre-tax basis and later distributions including earnings thereon are taxed upon withdrawal. Roth contributions are made on an after-tax basis and later distributions including earnings thereon may be withdrawn tax-free subject to certain Internal Revenue Service limitations. Roth and traditional pre-tax contributions are combined for the purposes of determining maximum eligible Plan contributions under Internal Revenue Code (IRC) guidelines.

(b)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights

The Employee Stock Ownership Plan is a portion of the Plan invested in the Weyerhaeuser Company Stock Fund. Participants may elect to reinvest any cash dividends into the Weyerhaeuser Company Stock Fund, or to receive payment in cash. Cash payments during 2018 amounted to approximately $462,000 and were reported as benefits paid to participants. The terms of the Plan allow participants to exercise voting rights for the number of whole shares represented by units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive voting instructions are voted in the same proportions as shares for which the trustee receives voting instructions.

(c)	Contributions

The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the IRC that allows participants to designate any whole percent up to 75% of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC.  Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay.  The rate increases 1% per year up to 15% of pay, unless the employees elect otherwise.  Employees may opt out within 60 days of the enrollment kit mailing date and may discontinue contributing to the Plan at any time. Participant contributions may be suspended at the participant’s request or upon a hardship withdrawal. Participants may roll over funds representing distributions from other qualified retirement plans.

The Company matching contribution is discretionary as determined by the Weyerhaeuser Company Board of Directors (the Board).  For salaried employees, the current Company matching contribution is 50% on the first 6% of eligible compensation contributed by each participant in each pay period.  For hourly employees, the current contribution is generally 50% on the first 5% of eligible compensation contributed by each participant in each pay period, unless otherwise specified in the Plan Document. In addition to the Company matching contribution, a Company discretionary matching contribution can be made by action of the Board.  Non-elective contributions are made for salaried and non-union hourly employees hired or rehired on or after January 1, 2014.  The non-elective contribution is equal to 5% of the participant's eligible compensation. Union hourly employees may be eligible for a non-elective contribution. The amount of contribution and the effective date for hires and rehires to receive the non-elective contribution is specified in Schedule B of the Plan Document.

Company matching contributions and non-elective contributions are invested in accordance with each participant’s investment direction in effect at the time.

(d)	Participant Accounts

An individual account is maintained for each plan participant to reflect his or her share of the Plan’s income and losses, participant contributions and Company contributions. Allocations of income and losses are based on the number of units of the various investment funds assigned to each participant’s account on a daily basis.

(e)	Vesting

Participants are fully vested in their own contributions and earnings thereon. Participants vest in matching contributions and non-elective contributions, and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	—%
Two years of service	20%
Three years of service	40%
Four years of service	60%
Five years of service	80%
Six or more years of service	100%

Company contributions and earnings thereon also become fully vested upon one of the following events:

•	at normal or early retirement age under the employer’s defined benefit pension plan,
•	at age 65,
•	upon death or total and permanent disability while employed at the Company,
•	upon termination of service due to a plant closure,
•	upon termination of the Plan, or
•	upon involuntary termination of service, except for violations of certain employee conduct standards outlined in the Plan.

If a participant is not fully vested in matching contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits any unvested matching contributions. Forfeited Company contributions are used to reduce future Company contributions. During 2018, approximately $1,607,000 of forfeitures were used to reduce Company contributions. There were approximately $63,000 and $153,000 of unallocated forfeitures as of December 31, 2018 and 2017, respectively.

(f)	Investment Options

Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the investment options provided by the Plan. If a participant does not specify the investment fund in which to invest deferral, rollover, or employer contributions, the contributions will be invested in the Vanguard Target Retirement Trust I closest to the participant’s retirement date, assuming a retirement age of 65.

Participants may reallocate funds in their accounts among the investment options offered by the Plan on a daily basis.

(g)	Valuation Frequency

Account balances are valued on a daily basis.

(h)	Payment of Benefits

Participant contributions made before 1983 and earnings thereon may be withdrawn at any time upon request. Participant contributions made after 1982 and amounts in the rollover portion of accounts may be withdrawn for financial hardship subject to restrictions under the IRC and the Plan. Participant contributions may also be withdrawn after participants reach age 59½. The vested interest in Company matching contributions, performance share contributions, and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after reaching age 59½. Additional distribution options may be available to participants who participated in a plan that was merged into the Plan; these options are described in the Plan documents.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they elect or at age 65. Participants with accounts valued at $1,000 or less receive a distribution of their entire interest in the Plan after termination of employment. Participants with balances less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account after termination of employment, unless otherwise elected. The nonvested portions of participants’ accounts are forfeited upon distribution of the accounts or after a five-year period of severance, whichever is earlier.

(i)	Expenses of the Plan

Participants pay a flat fee of $33 per year for costs to administer the Plan. Participants pay an additional fee to process requests for hardship withdrawals and Qualified Domestic Relations Orders. Brokerage fees, stock transfer taxes, and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the Weyerhaeuser Company 401(k) and Performance Share Master Trust (Master Trust) out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. All fees are included as a component of net investment income in the Statement of Changes in Net Assets Available for Benefits. All other administrative expenses, such as professional fees, are paid by the Company on behalf of the Plan.

Fees paid by the Master Trust to Invesco for the investment management services provided in the year ended December 31, 2018 were approximately $266,000.

(2)Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts which are valued at contract value. See also Note 5: Plan Assets.

(b)	New Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board released Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Contribution Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Master Trust Reporting (the Update).  The amendments in this update clarify presentation requirements for an employee benefit plan’s interest in a master trust.  The new guidance is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted.  The Weyerhaeuser Company Master Trust was amended December 31, 2018 to a standalone single-plan trust and the Plan has elected not to adopt for the fiscal years ended December 31, 2018 or December 31, 2017.

In August 2018, the Financial Accounting Standards Board released ASU 2018-13: Fair Value Measurement (Topic 820). The amendments in this update change the disclosure requirements around Level 2 and Level 3 fair value measurements. The new guidance is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Plan has elected not to adopt for fiscal years ended in December 31, 2017 and December 31, 2018. Considering the Plan does not have any Level 2 or Level 3 fair value measurements, ASU 2018-13 is believed to have no impact on disclosures.

(c)	Participation in the Master Trust and Unit Accounting

Prior to December 31, 2018, all of the Plan’s investments were held in the Master Trust. As of December 31, 2018, the Master Trust was amended to a standalone single-plan trust and all assets are now reported directly by the Plan. The Master Trust held assets of one 401(k) plan of the Company as of December 31, 2017. The Master Trust used unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund. See Note 5: Plan Assets for investment valuation and interest in the Master Trust and the Plan at fair value.

(d)	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation or depreciation in fair value of investments. Total investment income of the Plan and Master Trust is presented in Note 5: Plan Assets, Part (c) Investment Income/(Loss).

(e)	Risks and Uncertainties

The Plan and Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(f)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)	Payment of Benefits

Benefits are recorded when paid.

(h)	Valuation of Plan and Master Trust Investments

The fair value of Plan and Master Trust investments is based upon the information available at year end. Investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is based upon the amount that would be received in an orderly transaction between market participants at the reporting date. Investments are not valued based upon a forced or distressed sale scenario. Instead, both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an investment in an orderly transaction within the principal market of that investment are considered.

Investments are valued based upon the observability of exit pricing inputs. The Plan measures the fair value for certain investments that are not exchange traded and do not have a readily determinable fair value using net asset value as a practical expedient. As such, these assets are excluded from the fair value hierarchy classification. For all other investments where fair value does not use net asset value as a practical expedient, the classification is based upon the lowest level input that is significant to the fair value measurement of the investments in their entirety. The fair value hierarchy followed is outlined below:

Level 1: Inputs are unadjusted quoted prices for identical assets and liabilities traded in an active market.

Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices will have a higher degree of market price observability and thus, a lesser degree of judgment applied when measuring fair value than those with unobservable pricing inputs.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated May 25, 2017, stating that the Plan qualifies under Section 401(a) of the IRC. Although the Plan has been amended since receiving the determination letter, management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

Generally accepted accounting principles in the U.S. require plan management to evaluate Plan tax positions and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(5)	Plan Assets
(a)	Synthetic Guaranteed Investment Contracts

Fully benefit-responsive synthetic guaranteed investment contracts (Synthetic GICs) included in the Weyerhaeuser Stable Value Fund meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value equals the principal balance of the Contracts plus accrued interest at the stated contract rate, less payments received and contract charges by issuers. Synthetic GICs are investments that simulate the performance of a traditional guaranteed investment contract through the use of Invesco fixed income bank collective trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to plan documents (including complete or partial plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Under the terms of the Synthetic GIC contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules.

(b)	Investment Valuation at Fair Value

Plan assets and the interest in the Master Trust at fair value include the value of fund assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price, comprised of year-end market price plus any cash equivalent position held.  Investments in collective trust funds use net asset value as a practical expedient to determine the fair value and are not classified in the fair value hierarchy. There are no redemption restrictions on investments using net asset value as a practical expedient.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust and Plan believe valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Additional fair value information related to the investments held by the Plan and Master Trust as of December 31, 2018 and 2017 is provided in the following tables:

Fair Value Measurements of the Plan at December 31, 2018
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Weyerhaeuser Company Stock Fund:
Company stock	$115,063			$115,063
Cash	792			792
Registered investment company funds	484,314			484,314
Investments measured using net asset value as a practical expedient:
Collective trust funds				1,120,048
Total investments measured at fair value				$1,720,217

Fair Value Measurements for Master Trust at December 31, 2017
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Weyerhaeuser Company Stock Fund:
Company stock	$186,740			$186,740
Cash	543			543
Registered investment company funds	531,230			531,230
Investments measured using net asset value as a practical expedient:
Collective trust funds				1,285,220
Total investments measured at fair value				$2,003,733

(c)	Investment Income/(Loss)

The following table presents the investment income/(loss) in the Master Trust for the year ended December 31, 2018 (dollar amounts in thousands):

Net appreciation/(depreciation) in fair value of investments	$(182,165)
Dividend income	28,734
Interest income	5,280
Net investment income/(loss)	$(148,151)

WEYERHAEUSER 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018

(Dollar amounts in thousands)

EIN: 91-0470860

Plan: 035

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost **	(e) Current Value
*	Loan Fund	Interest rates range from 4.25% to 9.5%, maturing through April 2021		$573
*	Weyerhaeuser Company Stock Fund	Company Stock Fund		115,855
*	Vanguard Institutional 500 Index Trust	Common/Collective Trust		480,880
*	Vanguard Institutional Extended Market Index Trust	Common/Collective Trust		173,137
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust		39,531
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust		54,110
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust		111,257
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust		60,472
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust		75,902
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust		30,174
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust		40,255
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust		19,367
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust		14,193
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust		6,670
*	Vanguard Target Retirement 2065 Trust I	Common/Collective Trust		474
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust		13,626
*	Vanguard Federal Money Market Fund	Investment Company		47,363
*	Vanguard Total Bond Market Index Fund: Inst’l Plus Shr	Registered Investment Company		115,052
*	Vanguard Total International Stock Index Fund: Inst’l Plus Shr	Registered Investment Company		119,456
*	Vanguard Wellesley Income Fund Admiral Shares	Registered Investment Company		191,889
*	Vanguard Federal Money Market Fund	Registered Investment Company		10,554

	Weyerhaeuser Stable Value Fund at Contract Value	Unallocated Insurance
	BlackRock Core Fixed Income Fund	Collective Trust	10,283
	BlackRock Intermediate Fund	Collective Trust	10,204
	Dodge & Cox Core Fixed Income Fund	Collective Trust	10,251
*	Invesco Core Fixed Income Fund	Collective Trust	10,290
*	Invesco Intermediate Fund	Collective Trust	20,831
*	Invesco Short Term Bond Fund	Collective Trust	94,294
	Jennison Intermediate Fund	Collective Trust	20,868
	PIMCO Core Fixed Income Fund	Collective Trust	10,303
	PIMCO Intermediate Fund	Collective Trust	10,076
	Wrapper Contract	Wrapper Contract	1,812
	Subtotal of Stable Value Fund		199,212
Total investments and notes receivable from participants (held at end of year)			$1,920,002

* Indicates party-in-interest.

**Historical cost not applicable because investments are participant directed